Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

December 14, 2022	Client-Matter: 64005-035

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

Re:	Re: CaliberCos Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 23, 2022 File No. 333-27657

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

On behalf of our client, CaliberCos Inc. (the “Company”), we hereby file the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). Amendment No. 3 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated December 9, 2022 (the “Staff’s Letter”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 as filed with the Commission on November 23, 2022. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 3. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Summary of Financial Data

Consolidated Balance Sheet, page 13

1. Please revise your pro forma stockholders’ (deficit) equity attributable to CaliberCos Inc.

amount to reflect the amount as of September 30, 2022.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to address the Staff’s request.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

December 14, 2022

Risk Factors

Our Bylaws have an exclusive forum for adjudication ..., page 25

2. We note your disclosure that your exclusive forum provision does not apply to actions brought under the Securities Act of 1933 or the Exchange Act of 1934. However, we note that Section 7.06 of your amended articles only carves out the Securities Act. Please revise as appropriate and ensure that your disclosure is consistent between your prospectus and your exhibits.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section and the Company’s Bylaws to address the Staff’s inquiries and refiled its Bylaws as an exhibit to Amendment No. 3 to ensure that the disclosure is consistent between the prospectus and the exhibits.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Chris Loeffler Jennifer Schrader Jade Leung